FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below disclosure to the Indian Stock Exchanges:

This is further to our letter dated June 6, 2018 filed earlier in the day with the subject “Company Update”.

With respect to clarifications sought under paras (a), (b) and (c) of email dated 6th June 2018 received from NSE and the email dated 6th June, 2018 received from BSE. We wish to clarify as under:

The article already carries a statement from the Bank that it is yet to receive a copy of the NCLT order. This continues to be the position at the point of sending you this clarification.

It is further clarified that the matter does not require disclosure as prescribed under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with the Materiality Policy of the Bank.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 6, 2018	By:	/s/ Ms. Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager